Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi UFJ Securities Co., Ltd.

Subject Company: Mitsubishi UFJ Securities Co., Ltd.

MUFG SEC File No. 1-10277

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities Co., Ltd.

Notice regarding basic agreement on proposed share exchange to make Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG

Tokyo, August 29, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) and Mitsubishi UFJ Securities Co., Ltd. (MUS; Chairman & CEO: Yasumasa Gomi) announced today that MUFG and MUS have signed a basic agreement with regard to the proposed share exchange agreement to make MUS a wholly-owned subsidiary of MUFG, subject to approval by MUS shareholders and the relevant authorities.

1. Purpose of making MUS a wholly-owned subsidiary of MUFG

MUFG has been actively pursuing its integrated group strategy, which positions Retail, Corporate and Trust Assets (asset management and asset administration) as the three core business areas. MUFG’s bank, trust bank and securities company are being integrated as a unified group to deliver promptly and accurately high-quality financial products and services.

To stimulate the evolving trend from savings to investment, seize the opportunity presented by the deregulation of the Japanese financial markets, effectively and promptly meet the dramatic changes in the Japanese financial environment, further enhance cooperation between group companies while complying strictly with all laws and regulations, and conduct our business as a unified group, MUFG and MUS have agreed to sign a basic agreement with regard to making MUS a wholly-owned subsidiary of MUFG.

Major cooperative measures implemented to date

•	Launching of MUFG Plaza

-	MUS currently operates 37 MUFG Plazas jointly with Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation.

•	Operation of The Bank of Tokyo-Mitsubishi UFJ’s and Mitsubishi UFJ Trust Bank’s securities intermediary business with MUS.

-	Aiming to increase sales of investment products; approximately 500 MUS employees currently assigned to Bank of Tokyo-Mitsubishi UFJ.

-	Total client assets in the securities intermediary business is approximately ¥1 trillion.

•	Strengthening MUFG’s group-wide investment banking business

-	Promote personnel exchange and sharing of investment banking know-how between MUS and Bank of Tokyo-Mitsubishi UFJ.

-	Created a new position of Executive Officer of Securities/Investment Banking Business Strategy to further promote MUFG’s business with large corporate clients.

By accelerating the exchange of personnel, utilization of customer base and collaboration with the global network within the MUFG group, MUFG believes that through the proposed share exchange it can further strengthen the securities and investment banking business and maximize synergies among its banking, trust and securities businesses.

MUFG will continue to make every effort to provide integrated, high-quality services in a comprehensive and timely manner to meet the increasingly diverse and sophisticated needs of our customers at home and abroad. Through these efforts, we aim to enhance the corporate value of the whole group for all our stakeholders, including MUS shareholders receiving MUFG shares in the proposed share exchange.

2. Terms and conditions of share exchange

(1) Scheme of share exchange

MUFG is planning to make MUS a wholly-owned subsidiary of MUFG by share exchange.

As a result of the proposed share exchange, MUS shareholders will receive shares of MUFG common stock in exchange for their shares of MUS common stock and become MUFG shareholders.

(2) Schedule of share exchange

MUFG is planning to complete this share exchange transaction by March 31, 2007 after approval by MUS shareholders and the relevant authorities.

[Schedule]

Signing of basic agreement	August 29, 2006
Board meetings to approve share exchange agreement	Middle of November, 2006*
Signing of share exchange agreement	Middle of November, 2006*
General shareholders’ meeting to approve share exchange agreement (MUS)	Late in February, 2007*
Effective date of share exchange	March 31, 2007*

* Planned

(Note)	MUFG will conduct this share exchange transaction without obtaining shareholder approval at its general shareholders’ meeting, since this share exchange transaction is deemed a “simple share exchange” under Article 796-3 of the Company Law of Japan.

(3) Share exchange ratio

MUFG and MUS will comprehensively consider numerous factors, including the results of the analyses provided by their respective financial advisors, and discuss and decide the share exchange ratio.

3. Situation after share exchange

The corporate names, businesses, head offices, representatives and capital stock of MUFG and MUS will remain unchanged.

4. Impact on financial results

The share exchange will not materially affect MUFG’s consolidated earnings for this fiscal year since MUS is already a consolidated subsidiary of MUFG.

*    *    *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
Mitsubishi UFJ Securities Co., Ltd.	Public & Investor Relations Office	(81-3-6213-6584)

Reference: Overview of MUFG and MUS (As of March 31, 2006)

	Parent company		Wholly-owned subsidiary
Company name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ Securities Co., Ltd.
Business description	Management of the affairs of subsidiaries and relevant ancillary functions		Securities business
Date of establishment	April 2, 2001		March 4, 1948
Head office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo		2-4-1, Marunouchi, Chiyoda-ku, Tokyo
Representative	President: Nobuo Kuroyanagi		Chairman: Yasumasa Gomi
Capital Stock	1,383.0 billion yen		65.5 billion yen
Shares issued and outstanding	Common stock 10,247,851.61		Common stock 726,023,292
Stockholder’s equity*	7,727.8 billion yen		698.7 billion yen
Total assets*	187,046.7 billion yen		9,874.4 billion yen
Date of fiscal year end	March 31		March 31
Number of employees	1,089		6,211
Number of offices	968**		137
Principal shareholders (Name and percentage of shares outstanding)	Japan Trustee Services Bank, Ltd. (Trust Account)	5.09%	Mitsubishi UFJ Financial Group, Inc.	61.23%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.53%	Toyota Motor Corporation	3.84%
	Hero & Co.	3.01%	State Street Bank and Trust Company	2.48%
	Nippon Life Insurance Company	2.06%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.09%
	State Street Bank and Trust Company	1.98%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.87%
	The Chase Manhattan Bank N.A. London	1.96%	State Street Bank and Trust Company 505025	1.55%
	State Street Bank and Trust Company 505103	1.74%	Nippon Life Insurance Company	1.06%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.70%	Daido Life Insurance Company	0.79%
	Toyota Motor Corporation	1.17%	The Nomura Trust and Banking Co., Ltd. (Trust Account)	0.68%
	The Master Trust Bank of Japan, Ltd. (Pension trust account for Mitsubishi Heavy Industries, Ltd.)	1.15%	Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	0.65%

*	MUFG consolidated figures
**	Figures are aggregates of Bank of Tokyo-Mitsubishi UFJ and Mitsubishi UFJ Trust and Banking Corporation.

[Financial Results of the past 3 fiscal years (billion yen)]

Fiscal year	FY2003 (March, 2004)	FY2004 (March, 2005)	FY2005 (March, 2006)	FY2003 (March, 2004)	FY2004 (March, 2005)	FY2005 (March, 2006)
Operating income	69.3	223.5	1,036.7	129.5	124.3	239.6
Operating profit	64.7	217.1	1,027.0	28.8	19.8	87.0
Ordinary profit	64.4	208.8	1,002.3	32.2	21.2	88.2
Net income	64.4	211.1	1,013.4	32.9	16.1	53.5
Net income per share*	9,003.93	31,544.50	123,144.24	70.40	34.34	90.30
Dividend per share*	6,000.00	6,000.00	7,000.00	9.00	9.00	20.00
Stockholders’ equity per share*	618,015.33	645,790.03	527,176.88	821.34	848.84	979.83

*	(yen)

Filings with the U.S. SEC

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed stock-for-stock exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG. The Form F 4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed transaction will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MUFG, MUS, stock-for-stock exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the stock-for-stock exchange transaction carefully before they make any decision at the MUS shareholders meeting with respect to the proposed stock-for-stock exchange transaction. If the Form F-4 is filed, the Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MUFG Contact: Mr. Hitoshi Shimamura 2-7-1, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan Telephone: 81-3-3240-6608 Email: Hitoshi_Shimamura@hd.mufg.jp	MUS Contact: Mr. Hiroshi Kutose 2-5-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Telephone: 81-3-6213-6584 Email: kutose-hiroshi@sc.mufg.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the stock-for-stock exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the U.S. SEC at 1-202-551-8090 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG may file with the U.S. SEC. Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.